Exhibit 99.1
RESULTS
The board of directors (the ‘‘Board’’) of Brilliance China Automotive Holdings Limited (the ‘‘Company’’) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the ‘‘Group’’) for the six months ended 30th June, 2006. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th June, 2006
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		Six months ended 30th June,
		2006	2005
	Note	RMB’000	RMB’000
			(Restated)
Turnover	4	4,348,558	2,795,991
Cost of sales		(4,032,066)	(2,512,852)

Gross profit		316,492	283,139
Other revenue	4	87,166	62,047
Selling expenses		(211,197)	(204,568)
General and administrative expenses		(260,918)	(276,671)
Other operating expenses		(52,465)	(27,795)
Changes in fair value of embedded conversion option of Convertible Bonds 2011		(40,723)	—
Impairment loss on intangible assets		—	(180,000)
Impairment loss on goodwill in a subsidiary		—	(28,000)

Operating loss	5	(161,645)	(371,848)
Interest income	4	32,286	34,458
Interest expenses	6	(105,526)	(119,133)
Share of profits less losses of:
An associate		47,390	19,892
Jointly controlled entities		84,487	(49,719)
Impairment loss on goodwill in a jointly controlled entity	13	(73,343)	(49,000)

Loss before taxation		(176,351)	(535,350)
Taxation	8	(25,547)	(21,127)

Loss for the period		(201,898)	(556,477)

Attributable to:
Equity holders of the Company		(113,596)	(299,488)
Minority interests		(88,302)	(256,989)

		(201,898)	(556,477)

Dividends	9	—	—

Basic loss per share	10	RMB(0.03097)	RMB(0.0816)

Fully diluted loss per share	10	RMB(0.03097)	RMB(0.0816)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June, 2006

		(Unaudited)	(Audited)
		30th June,	31st December,
		2006	2005
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets	11	800,820	798,087
Goodwill	11	295,529	295,529
Property, plant and equipment	11	3,851,003	3,901,458
Construction-in-progress	11	373,736	454,591
Land lease prepayments	11	122,128	124,157
Interests in associates	12	385,689	357,896
Interests in jointly controlled entities	13	1,008,973	1,140,331
Prepayment for a long-term investment	14	600,000	600,000
Available-for-sale financial assets	15	35,879	22,684
Other non-current assets		9,110	10,967

Total non-current assets		7,482,867	7,705,700

Current assets
Bank balances and cash	16	5,729,301	3,829,881
Inventories		1,203,492	1,046,818
Accounts receivable	17	185,308	124,958
Accounts receivable from affiliated companies	27(c)	917,451	840,215
Notes receivable	18	426,216	377,505
Notes receivable from affiliated companies	27(d)	188,968	338,970
Other receivables	19	831,157	432,019
Prepayments and other current assets		94,797	57,707
Income tax recoverable		3,127	12,476
Other taxes recoverable		3,228	1,766
Advances to affiliated companies	27(e)	75,954	38,931

Total current assets		9,658,999	7,101,246

CONDENSED CONSOLIDATED BALANCE SHEET (Cont’d)
As at 30th June, 2006

		(Unaudited)	(Audited)
		30th June,	31st December,
		2006	2005
	Note	RMB’000	RMB’000
Current liabilities
Accounts payable	20	1,917,520	928,892
Accounts payable to affiliated companies	27(f)	819,831	633,807
Notes payable		2,910,799	3,026,952
Notes payable to affiliated companies	27(g)	163,203	74,092
Customer advances		297,753	318,978
Other payables	21	748,326	434,651
Dividends payable		3,373	3,404
Accrued expenses and other current liabilities		122,347	265,906
Short-term bank borrowings	22	450,000	496,500
Convertible Bonds 2008	23(a)	1,272,262	1,589,614
Income tax payable		18,130	14,309
Other taxes payable		125,078	117,695
Advances from affiliated companies	27(h)	200,871	105,094

Total current liabilities		9,049,493	8,009,894

Net current assets (liabilities)		609,506	(908,648)

Total assets less current liabilities		8,092,373	6,797,052

Non-current liabilities
Convertible Bonds 2011	23(b)	1,482,589	—
Deferred government grants		81,037	79,602

Total non-current liabilities		1,563,626	79,602

Net assets		6,528,747	6,717,450

Capital and reserves
Share capital	24	303,388	303,388
Equity component of Convertible Bonds 2008	24	90,370	114,205
Share premium	24	2,038,423	2,038,423
Reserves	24	3,738,500	3,815,066

Total equity attributable to equity holders of the Company		6,170,681	6,271,082

Minority interests	24	358,066	446,368

Total equity	24	6,528,747	6,717,450

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June, 2006

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Total equity as at 1st January,	6,717,450	8,097,308

Items directly recognised in equity:
Increase (Decrease) in fair value of available-for-sale financial assets	13,195	(9,484)
Loss for the period	(201,898)	(556,477)

Total recognised losses for the period	(188,703)	(565,961)
Distributions during the period	—	(39,450)

Total equity as at 30th June,	6,528,747	7,491,897

Total recognised losses for the period
Attributable to:
Equity holders of the Company	(100,401)	(308,972)
Minority interests	(88,302)	(256,989)

	(188,703)	(565,961)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June, 2006

		(Unaudited)
		Six months ended 30th June,
		2006	2005
	Note	RMB’000	RMB’000
Net cash generated from operating activities		983,787	779,615

Net cash (used in) generated from investing activities		(1,709,490)	194,544

Net cash generated from (used in) financing activities		913,984	(842,773)

Increase in cash and cash equivalents		188,281	131,386

Cash and cash equivalents as at 1st January,		843,400	1,244,499

Cash and cash equivalents as at 30th June,		1,031,681	1,375,885

Analysis of balance of cash and cash equivalents
Bank balances and cash	16	1,281,681	1,375,885
Short-term bank borrowings with original maturities less than 3 months		(250,000)	—

		1,031,681	1,375,885

NOTES TO CONDENSED FINANCIAL STATEMENTS
1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s American Depositary Shares and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’), respectively.

2.	Statement of compliance and accounting policies

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), the Hong Kong Accounting Standard (‘‘HKAS’’) 34 ‘‘Interim financial reporting’’ and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (‘‘HKFRSs’’) issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2005, except for the adoption of HKFRSs and HKASs as disclosed in note 3 below.

3.	Impact of new HKFRSs and HKASs

The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1st January, 2006. The Group has adopted HKAS 39 and HKFRS 4 (Amendment) ‘‘Financial guarantee contracts’’ which are pertinent to its operations and relevant to these interim financial statements. Major changes in accounting policies following the adoption of HKAS 39 and HKFRS 4 (Amendment) are summarised below.

HKAS 39 and HKFRS 4 (Amendment) ‘‘Financial guarantee contracts’’

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified entity or person fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts were previously disclosed as contingent liabilities only because they did not fall within the scope of HKAS 39. Following the introduction of HKAS 39 and HKFRS 4 (Amendment), financial guarantee contracts should be treated as financial liabilities. Financial guarantee contracts should be measured initially at fair value and subsequently at the higher of (i) the amount determined in accordance with HKAS 37 ‘‘Provisions, contingent liabilities and contingent assets’’ and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis.

The adoption of HKAS 39 and HKFRS 4 (Amendment) does not have any significant impact on the results of the Group because the directors are of the opinion that the fair value of the financial guarantee contracts of the Group is not significant.

At the date of authorisation of these interim financial statements, the HKICPA has issued a number of new accounting standards and interpretations that are not yet effective for the current accounting period. The Group has not early adopted these new HKFRSs and the directors are in the process of assessing their impact on the financial statements of the Group in the period of initial application.

4.	Turnover, other revenue and segment information

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the ‘‘PRC’’).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	2,745,042	2,301,691
Sale of Zhonghua sedans	1,603,516	494,300

	4,348,558	2,795,991

Other revenue	87,166	62,047
Interest income	32,286	34,458

	119,452	96,505

Total revenue	4,468,010	2,892,496

Since almost all of the Group’s revenue is derived in the PRC, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2006, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans.
Business segments — for the six months ended 30th June, 2006

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,745,042	1,603,516	—	4,348,558

Segment results	188,322	(303,078)	—	(114,756)

Unallocated costs				(46,889)

Operating loss				(161,645)
Interest income				32,286
Interest expenses				(105,526)
Share of profits less losses of:
An associate	—	47,390	—	47,390
Jointly controlled entities	(4,498)	—	88,985	84,487
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(176,351)
Taxation				(25,547)

Loss for the period				(201,898)

Business segments —for the six months ended 30th june, 2005

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,301,691	494,300	—	2,795,991

Segment results	199,200	(331,620)	—	(132,420)

Impairment loss on intangible assets	—	(180,000)	—	(180,000)
Impairment loss on goodwill in a subsidiary	(28,000)	—	—	(28,000)
Unallocated costs				(31,428)

Operating loss				(371,848)
Interest income				34,458
Interest expenses				(119,133)
Share of profits less losses of:
Associates	—	19,581	311	19,892
Jointly controlled entities	6,858	—	(56,577)	(49,719)
Impairment loss on goodwill in a jointly controlled entity	(49,000)	—	—	(49,000)

Loss before taxation				(535,350)
Taxation				(21,127)

Loss for the period				(556,477)

5.	Operating loss

Operating loss is stated after charging and crediting the following:

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
		(Restated)
Charging:
Cost of inventories sold	4,032,066	2,512,852
Amortisation of intangible assets (c)	52,289	87,806
Depreciation of property, plant and equipment	261,292	190,190
Amortisation of land lease prepayments	2,029	1,455
Impairment loss on property, plant and equipment (b)	22,318	15,500
Net realisable value provision for inventories (a)	11,209	41,496
Staff costs (excluding directors’ emoluments) (Note 7)	157,546	155,527
Provision for doubtful debts	8,739	5,621
Exchange loss, net	—	1,306
Research and development costs (b)	50,322	63,514
Provision for warranty	14,837	9,620
Operating lease rentals on:
— land and buildings	7,458	3,777
— machinery and equipment	84	1,376
Loss on disposal of an associate	709	—
Write-off of property, plant and equipment	234	—

Crediting:
Write back of provision for inventories sold (a)	55,345	15,628
Gain on disposal of property, plant and equipment, net	197	1,523
Gain on disposal of a jointly controlled entity	—	2,098
Gain on disposal of an associate	384	—
Provision for doubtful debts written back	75	—
Exchange gain, net	6,627	—

(a)	included in cost of sales (Note)

(b)	included in general and administrative expenses

(c)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses.

Note:	In prior periods, the net realisable value provision for inventories and the write back of provision for inventories sold were included in general and administrative expenses. In this period, such items have been included in cost of sales to better reflect their nature. Relevant comparative figures have been restated accordingly.

6.	Interest expenses

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Interest expenses on
Bank loans wholly repayable within one year	13,402	4,240
Discounted bank guaranteed notes	40,074	99,910
Finance lease obligations	8,451	8,733
Amortised redemption premium on convertible bonds	43,599	6,250

	105,526	119,133

7.	Staff costs (excluding directors’ emoluments)

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Wages and salaries	115,568	114,549
Pension and staff welfare	41,978	40,978

	157,546	155,527

8.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

9.	Dividends

The directors do not recommend the payment of an interim dividend at the board meeting held on 22nd September, 2006 (2005 : No interim dividend declared).

10.	Loss per share

The calculation of basic loss per share for the six months ended 30th June, 2006 is based on the net loss attributable to equity holders of the Company of approximately RMB113,596,000 (2005 : RMB299,488,000), divided by the 3,668,390,900 (2005 : 3,668,390,900) ordinary shares outstanding during the period.

Diluted loss per share is the same as the basic loss per share as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds (2005 : Same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

11. Capital expenditures

			Property,
	Intangible		plant and	Construction-	Land lease
	assets	Goodwill	equipment	in-progress	prepayments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net book value as at 1st January, 2006	798,087	295,529	3,901,458	454,591	124,157
Additions	55,022	—	118,182	50,760	—
Disposals	—	—	(16,642)	—	—
Construction-in-progress transferred to property, plant and equipment	—	—	131,615	(131,615)	—
Impairment loss provided	—	—	(22,318)	—	—
Depreciation/amortisation	(52,289)	—	(261,292)	—	(2,029)

Net book value as at 30th June, 2006	800,820	295,529	3,851,003	373,736	122,128

12.	Interests in associates

Details of interests in associates are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Share of net assets other than goodwill	359,035	331,242
Goodwill	26,654	26,654

	385,689	357,896

13.	Interests in jointly controlled entities

Details of interests in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Share of net assets other than goodwill	934,702	992,717

Goodwill	326,644	326,644
Accumulated impairment loss (Note)	(252,373)	(179,030)

	74,271	147,614

	1,008,973	1,140,331

Note:	In view of the worse than expected performance of a jointly controlled entity during the period, full provision for impairment loss on the carrying amount of goodwill in respect of the jointly controlled entity has been made.

14.	Prepayment for a long-term investment

On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Company Limited (‘‘SJAI’’) (a 99.0% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd. (‘‘SXID’’) (an indirect wholly-owned subsidiary of the Company) entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (‘‘SAIAM’’) and Shenyang XinJinBei Investment Co. Ltd. (‘‘SXI’’) (the ‘‘Acquisitions’’). SAIAM owns 29.9% while SXI owns 11% of the equity interest in Shenyang JinBei Automotive Company Limited (‘‘JinBei’’), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial positions of SAIAM and SXI.

Although the Acquisitions have been approved by the State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation of Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 40.5319% of the issued share capital of JinBei.

As at 30th June, 2006 and 31st December, 2005, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment.
15.	Available-for-sale financial assets

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	31,741	18,546

	35,879	22,684

16.	Bank balances and cash

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Cash and cash equivalents (Note)	1,281,681	843,400
Short-term bank deposits	2,060,122	1,053,832
Pledged short-term bank deposits	2,387,498	1,932,649

	5,729,301	3,829,881

Note:	For condensed consolidated balance sheet classification, cash and cash equivalents represent assets similar in nature to cash, with no restrictions as to use. For the purposes of condensed consolidated cash flow statement, cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts and short-term bank borrowings with original maturities less than 3 months.

17.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Less than six months	94,113	111,536
Between six months to one year	74,258	997
Between one to two years	1,909	3,081
Above two years	63,439	57,711

	233,719	173,325
Less: Provision for doubtful debts	(48,411)	(48,367)

	185,308	124,958

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitor accounts receivable and follow up on collection with customers. Trades with customers considered to be of high credit risk are carried out on a cash basis or when bank guaranteed notes are received.

18.	Notes receivable

Notes receivable are primarily notes received from customers for settlement of accounts receivable balances. As at 30th June, 2006, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less (As at 31st December, 2005 : same). As at 30th June, 2006, notes receivable from third parties and affiliated companies of approximately RMB280 million have been pledged for the issue of notes payable (As at 31st December, 2005 : RMB238 million).

19.	Other receivables

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	89,177	50,510
Others	168,629	159,512
Payments for buy back of Convertible Bonds 2008 (Note 23)	359,841	—

	917,647	510,022
Less: Provision for doubtful debts	(86,490)	(78,003)

	831,157	432,019

Note:	As at 30th June, 2006, an amount of RMB300 million (As at 31st December, 2005 : RMB300 million) was advanced to SAIAM which will become a subsidiary of the Group after the completion of the Acquisitions as detailed in note 14.
20.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Less than six months	1,877,997	889,390
Between six months to one year	19,750	5,343
Between one to two years	9,699	24,045
Above two years	10,074	10,114

	1,917,520	928,892

21.	Other payables

Included in other payables of the Group was an amount of RMB331,270,000, being the consideration payable for the buy back of the Convertible Bonds 2008 of the Group, details of which are set out in note 23.

22.	Short-term bank borrowings

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Secured	100,000	157,500
Unsecured	350,000	339,000

	450,000	496,500

The secured bank borrowings are secured by the Group’s short-term bank deposits of RMB105,680,000 (As at 31st December, 2005 : RMB170,737,000) included in pledged short-term deposits set out in note 16. Included in short-term bank borrowings with original maturities less than 3 months was an amount of RMB250,000,000.

23.	Convertible bonds
(a)	Convertible Bonds 2008

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
At beginning of period/year	1,589,614	1,519,490
Buy back (Note)	(335,550)	—
Amortisation	32,851	109,048
Exchange difference arising on translation	(14,653)	(38,924)

At balance sheet date	1,272,262	1,589,614

Note:
On 20th June, 2006, the Group transferred US$45 million (equivalent to approximately RMB359,841,000) to its agent for the purpose of buy back a certain portion of its zero coupon guaranteed convertible bonds due 2008 (the “Convertible Bonds 2008”) from the market. As at 30th June, 2006, the amount was recorded as other receivables in the Group’s balance sheet (Note 19).
On 30th June, 2006, the Group, through its agent, entered into a transaction to buy back the Convertible Bonds 2008 with par value and carrying amount of US$41,740,000 (equivalent to approximately RMB333,773,000) and US$41,962,000 (equivalent to approximately RMB335,550,000), respectively. The consideration for the buy back of US$41,427,000 (equivalent to approximately RMB331,270,000) was settled on 6th July, 2006. The Group has recorded the buy back on a trade-date basis and the consideration of RMB331,270,000 was recorded as other payables in the Group’s balance sheet as at 30th June, 2006 (Note 21).
The Group allocated the consideration and any transaction costs for the buy back to the liability and equity components of the Convertible Bonds 2008 at the date of the transaction. The fair value of the liability component at the transaction date was calculated as the present value of the principal payments plus redemption premium, discounted at the market interest rate applicable to similar liabilities that do not have a conversion option while any residual amount is allocated to the equity component. Since the consideration approximated the fair value of the liability component at the transaction date, the whole amount of the consideration of RMB331,270,000 has been allocated to the liability component.
As a result of the buy back transaction, the Group recorded a gain of RMB4,280,000 during the period.
Subsequent to the balance sheet date, the Group entered into various transactions to further buy back the Convertible Bonds 2008 with par value of US$41,050,000 (equivalent to approximately RMB328 million) at a consideration of approximately US$41,163,000 (equivalent to approximately RMB329 million) in total.
(b)	Convertible Bonds 2011

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Convertible Bonds 2011, liability component
Fair value at inception	1,379,287	—
Issuing costs	(29,661)	—
Amortisation	10,748	—

	1,360,374	—

Fair value of embedded conversion option
Fair value at inception	81,492	—
Changes in fair value	40,723	—

	122,215	—

	1,482,589	—

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance China Finance’’), issued zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds 2011’’) with principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million). The Convertible Bonds 2011 are listed on the Singapore Exchange Securities Trading Limited.
The Convertible Bonds 2011 are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the Convertible Bonds 2011 previously have been redeemed or previously have matured.
Conversion price reset
If the average of the closing price (the ‘‘Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the Convertible Bonds 2011 could not be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The Convertible Bonds 2011 will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the Convertible Bonds 2011 is redeemable at the option of Brilliance China Finance at the early redemption amount (calculated at principal amount of the Convertible Bonds 2011 plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the Convertible Bonds 2011 divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the Convertible Bonds 2011 has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the Convertible Bonds 2011 will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.
The Convertible Bonds 2011 may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The Convertible Bonds 2011 may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the Stock Exchange.
The Convertible Bonds 2011 contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.
At initial recognition, the liability component is measured at its fair value by using the discounted cash flow method. The embedded conversion option is measured at its fair value provided by professional valuers using the Black-Scholes option pricing model.
The liability component is subsequently carried at amortised cost by using the effective interest method. The embedded conversion option is measured at fair value at balance sheet date and changes in fair value are recognised in the income statement.
During the period, the loss on fair value changes on the embedded conversion option amounted to RMB40,723,000.

24.	Capital and reserves

	(Unaudited)
	Attributable to equity holders of the Company
		Equity
		component			Cumulative
		of		Investment	translation
	Ordinary	Convertible	Share	revaluation	adjustments	Dedicated	Capital	Retained	Proposed		Minority	Total
	shares	Bonds 2008	premium	reserve	reserve	capital	reserve	earnings	dividends	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2006	303,388	114,205	2,038,423	(11,817)	39,179	167,631	120,000	3,500,073	—	6,271,082	446,368	6,717,450
Loss for the period	—	—	—	—	—	—	—	(113,596)	—	(113,596)	(88,302)	(201,898)
Transfer to dedicated capital	—	—	—	—	—	7,508	—	(7,508)	—	—	—	—
Equity component of Convertible Bonds 2008 transferred to retained earnings upon buy back a certain portion of the bonds	—	(23,835)	—	—	—	—	—	23,835	—	—	—	—
Change in fair value of available-for-sale financial assets	—	—	—	13,195	—	—	—	—	—	13,195	—	13,195

As at 30th June, 2006	303,388	90,370	2,038,423	1,378	39,179	175,139	120,000	3,402,804	—	6,170,681	358,066	6,528,747

	(Audited)
	Attributable to equity holders of the Company
		Equity
		component			Cumulative
		of		Investment	translation
	Ordinary	Convertible	Share	revaluation	adjustments	Dedicated	Capital	Retained	Proposed		Minority	Total
	shares	Bonds 2008	premium	reserve	reserve	capital	reserve	earnings	dividends	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2005	303,388	114,205	2,038,423	15,410	39,179	158,352	120,000	4,158,960	19,450	6,967,367	1,066,350	8,033,717
Loss for the year	—	—	—	—	—	—	—	(649,608)	—	(649,608)	(595,934)	(1,245,542)
Transfer to dedicated capital	—	—	—	—	—	9,279	—	(9,279)	—	—	—	—
Change in fair value of available-for-sale financial assets	—	—	—	(27,227)	—	—	—	—	—	(27,227)	—	(27,227)
Distributions during the year	—	—	—	—	—	—	—	—	(19,450)	(19,450)	(24,048)	(43,498)

As at 31st December, 2005	303,388	114,205	2,038,423	(11,817)	39,179	167,631	120,000	3,500,073	—	6,271,082	446,368	6,717,450

25.	Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000

Corporate guarantees for banking facilities granted to affiliated companies of Shanghai Shenhua (Note)	120,000	120,000
A joint and several corporate guarantee with a shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (‘‘Shenyang Aerospace’’), an associate of the Group, on a long-term bank loan of Shenyang Aerospace which will expire in 2008	51,000	111,000
Corporate guarantees for bank loans drawn by JinBei. Bank deposits of RMB311 million was pledged as a collateral for the corporate guarantee.	295,000	295,000

Note: Shanghai Shenhua is defined in note 27(a) to the condensed financial statements.
In addition, the Group was also subject to the following contingencies as at 30th June, 2006 :
On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (‘‘Mr. Yang’’) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the ‘‘Action’’).
On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.
The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.
Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.
On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.
Further interlocutory steps are in progress. There have been no other material developments in the litigation.
The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

26.	Commitments
(a)	Capital commitments

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Contracted but not provided for:
— Construction projects	49,007	58,544
— Acquisition of plant and machinery	72,198	112,396
— Other	31,024	77,318

	152,229	248,258

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	561,773	1,532,703

(b)	Operating lease commitments

As at 30th June, 2006, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Within one year	19,179	13,501
In the second to fifth years inclusive	30,164	22,996
Over five years	34,309	35,944

	83,652	72,441

(c)	Future operating lease arrangements

As at 30th June, 2006, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Within one year	16,890	14,152
In the second to fifth years inclusive	56,633	56,607
Over five years	97,884	104,960

	171,407	175,719

27.	Related party transactions
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Brilliance JinBei Automobile Company Limited (‘‘Shenyang Automotive’’), a subsidiary of the Company

Shanghai Shenhua Holdings Co., Ltd. (‘‘Shanghai Shenhua’’)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (‘‘BHL’’)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests or are in a position to exercise significant influence. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in these interim financial statements, significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed below.

(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the period are summarised below:

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	51,605	21,196
— Shanghai Shenhua and its affiliated companies	640,092	823,784
— Jointly controlled entities	71,319	14,213
— An associate	77,899	5,224
Purchases of goods:
— JinBei and its affiliated companies	338,928	215,865
— Shanghai Shenhua and its affiliated companies	12,480	48,325
— Affiliated companies of BHL	59,878	36,267
— Jointly controlled entities	258,693	230,800
— Associates	236,851	84,922
— Affiliated companies of a joint venture partner of Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	42	—
— Shareholders of Shenyang Aerospace and their affiliated companies	—	4,292
Purchase of machinery from an affiliated company of JinBei	—	2,616
Operating lease rental on machinery and equipment charged by a jointly controlled entity	1,362	1,376
Operating lease rental on machinery and equipment charged by an affiliated company of JinBei	—	2,714
Operating lease rental on office buildings charged to a jointly controlled entity	7,100	8,002
Subcontracting charge to a jointly controlled entity	99,554	67,916
Service income from a jointly controlled entity	—	2,520
Interest to a jointly controlled entity	8,451	8,733
Operating lease rental on office buildings charged by Shanghai Shenhua and its affiliated companies	852	—

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 30th June, 2006, amounts due from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	475,984	276,763
— Affiliated companies of JinBei	82,258	62,877
— Affiliated companies of BHL	73,188	54,222
— Jointly controlled entities	41,379	13,380
— Dividend receivable from a jointly controlled entity	76,173	—
— A shareholder of Shenyang Aerospace	—	1,505
— BMW Brilliance Automotive Ltd (‘‘BMW Brilliance’’)
— Trade receivable	63,662	192,185
— Consideration receivable arising from the disposal of machinery and equipment	134,527	269,003

	947,171	869,935
Less: Provision for doubtful debts	(29,720)	(29,720)

	917,451	840,215

Note:	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Less than six months	651,450	474,141
Between six months to one year	57,778	26,320
Between one to two years	76,229	321,817
Over two years	161,714	47,657

	947,171	869,935

(d)	As at 30th June, 2006, notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	314	9,446
— Shanghai Shenhua	188,654	328,482
— An associate	—	1,000
— Jointly controlled entities	—	42

	188,968	338,970

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 30th June, 2006.
(e)	As at 30th June, 2006, advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Advances to related parties:
— An associate	29,321	7,199
— Jointly controlled entities	6,187	27
— BHL and its affiliated companies	18,072	15,273
— Shanghai Shenhua	14,045	9,045
— Affiliated companies of JinBei	17,121	16,185
— Other affiliated companies	458	452

	85,204	48,181
Less: provision for doubtful debts	(9,250)	(9,250)

	75,954	38,931

Advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term, except for an unsecured advance to JinBei of RMB 5 million which is interest bearing at 5.4% per annum and has 6 months repayment term
(2005 : same).

(f)	As at 30th June, 2006, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Due to related parties:
— Associates	103,762	28,747
— Jointly controlled entities	425,250	436,276
— Shanghai Shenhua and its affiliated companies	7,088	4,191
— JinBei and its affiliated companies	260,314	142,438
— Affiliated companies of BHL	18,622	22,025
— Other affiliated companies	4,795	130

	819,831	633,807

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Less than six months	630,386	568,692
Between six months to one year	187,174	64,563
Between one to two years	759	335
Over two years	1,512	217

	819,831	633,807

(g)	As at 30th June, 2006, notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Notes payable to related parties:
— Affiliated companies of JinBei	59,680	8,139
— Associates	—	486
— Affiliated companies of BHL	83,523	43,462
— Jointly controlled entities	20,000	22,005

	163,203	74,092

(h)	As at 30th June, 2006, advances from affiliated companies consisted of:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2006	2005
	RMB’000	RMB’000
Advances from related parties:
— An associate	—	607
— A jointly controlled entity	1,279	—
— Affiliated companies of BHL	36,112	28,558
— Affiliated companies of Shanghai Shenhua	800	236
— Affiliated companies of JinBei	1,035	1,088
— Financing received from BMW Brilliance	161,645	74,605

	200,871	105,094

Saved for the advances from BMW Brilliance as detailed in note 18(b) to the annual financial statements for the year ended 31st December, 2005, other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment term (2005 : same).
(i)	Pursuant to a trademark license agreement, JinBei granted to Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

SUPPLEMENTARY FINANCIAL INFORMATION
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2006 in accordance with generally accepted accounting principles in the United States of America (‘‘US GAAP’’).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

	(Unaudited)
	Six months ended
	30th June,
			2006	2005
	Note		RMB’000	RMB’000
Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(113,596)	(299,488)
Capitalisation of borrowing costs and its related depreciation	(a	)	(1,052)	(1,052)
Write-off of development costs	(b	)	(43,986)	(58,282)
Impairment of intangible assets	(b	)	—	64,000
Amortisation of impaired intangible assets	(b	)	(23,568)	(21,396)
Impairment of goodwill	(c	)	—	(29,000)
Finance cost/redemption premium of Convertible Bonds 2008	(d	)	5,582	101
Gain on buy back a certain portion of Convertible Bonds 2008	(d	)	4,758	—
Finance cost/redemption premium of Convertible Bonds 2011	(e	)	3,576	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	40,723	—
Effect of the above adjustments attributable to minority interests			30,924	4,716

Loss attributable to shareholders reported under US GAAP			(96,639)	(340,401)

Other comprehensive income (loss):
Fair value adjustment for securities available-for-sale	(f	)	13,195	(9,484)

Comprehensive loss reported under US GAAP			(83,444)	(349,885)

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)

			(Unaudited)	(Audited)
			30th June,	31st December,
			2006	2005
			RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			6,170,681	6,271,082
Capitalisation of borrowing costs and its related depreciation	(a	)	4,440	5,492
Write-off of development costs	(b	)	(589,171)	(545,185)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(68,658)	(45,090)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Accumulated amortisation of finance cost/accreted redemption premium of Convertible Bonds 2008	(d	)	95,123	89,541
Gain on buy back a certain portion of Convertible Bonds 2008	(d	)	4,758	—
Change in recognition, measurement and disclosure of Convertible Bonds 2008 under new HKFRS	(d	)	(114,205)	(114,205)
Amortisation of finance cost/accreted redemption premium of Convertible Bonds 2011	(e	)	3,576	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	40,723	—
Effect of the above adjustments attributable to minority interests			63,874	32,950

Net assets reported under US GAAP			6,056,244	6,139,688

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off with investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off with capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)
(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB44 million capitalised during the period and accumulated development costs of RMB589 million capitalised in the condensed consolidated balance sheet as at 30th June, 2006 under HKFRS have been expended under US GAAP.

In previous years, the Group provided impairment losses on the intangible assets in relation to Zhonghua sedans. Part of the impairment losses were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB24 million for the period. As at 30th June, 2006, the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB69 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference relates to amortisation of goodwill as at both 31st December 2004 and 2005 amounting to RMB144 million.

Goodwill under US GAAP (i.e., SFAS No. 142) is stated at cost less impairment losses without amortisation charge. Effectively, the carrying amount before impairment losses is higher than measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million.

(d)	Previously, Convertible Bonds 2008 (see Note 23(a)) were stated in the balance sheet at face value plus accreted redemption premium both under HKFRS and US GAAP.

However, with effect from 1st January, 2005, the Convertible Bonds 2008 are split into liability and equity components under HKFRS. The liability component is subsequently carried at amortised finance cost and the equity component, being recognised in equity, shall remain unchanged until the Convertible Bonds 2008 are converted or redeemed. Accordingly, the reported net assets under HKFRS as at 30th June 2006 are RMB14 million higher than under US GAAP because of (i) the capital reserve of RMB114 million as at 31st December, 2004 separately recognised in equity as the equity component of the Convertible Bonds 2008; (ii) the decrease in retained earnings of RMB89 million as at 1st January, 2006 due to accumulated amortisation of finance cost/accreted redemption premium and RMB6 million additional amortised finance cost/accreted redemption premium charged to the consolidated income statement under HKFRS than under US GAAP; and (iii) RMB5 million additional gain on buy back a certain portion of the Convertible Bonds 2008 recognised under HKFRS than under US GAAP.

(e)	Under HKFRS, Convertible Bonds 2011 (see Note 23(b)) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised finance cost and the embedded conversion option is measured at its fair value at balance sheet and the change in fair value is recognised in the income statement. Under US GAAP, Convertible Bonds 2011 are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2006 are RMB44 million lower than under US GAAP because of (i) RMB4 million additional amortised finance cost/accreted redemption premium charged to consolidated income statement under HKFRS than under US GAAP; and (ii) loss on fair value changes on the embedded conversion option amounting to approximately RMB40 million at the balance sheet date.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB13 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries (the ‘‘Group’’), including Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2006 were RMB4,348.6 million, representing a 55.5% increase from RMB2,796.0 million for the same period in 2005. The increase in sales was primarily due to an increase in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans during the period in 2006.
Shenyang Automotive sold 37,571 minibuses in the first half of 2006, representing a 27.5% increase from 29,471 minibuses sold during the same period in 2005. Of these vehicles sold, 29,709 were mid-priced minibuses, representing a 14.7% increase from 25,905 units sold during the same period in 2005. Unit sales of deluxe minibuses increased by 120.5% from 3,566 units in the first half of 2005 to 7,862 units for the same period in 2006. Shenyang Automotive sold 19,398 Zhonghua sedans in the first half of 2006, representing a 321.9% increase from 4,598 sedans sold during the corresponding period last year.
Unaudited cost of sales rose by 60.5% from RMB2,512.9 million (as restated) in the first six months of 2005 to RMB4,032.1 million for the same period in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the unit costs for minibuses and Zhonghua sedans decreased in the first half of 2006. The decrease was mainly due to the increase in production efficiency and economies of scale together with the decrease in purchase costs of components.
Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from 10.1% (as restated) for the first half of 2005 to 7.3% for the same period in 2006, as a result of the continued price competition and the shift in the product mix to the lower-margins products.
Unaudited other revenue increased by 40.6% from RMB62.0 million in the first half of 2005 to RMB87.2 million for the same period in 2006. The increase was primarily due to the increase in sales of scrap materials and other service income.
Unaudited selling expenses increased by 3.2% from RMB204.6 million, representing 7.3% of turnover in the first half of 2005, to RMB211.2 million, representing 4.9% of turnover for the same period in 2006. The increase was mainly due to the increase in transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the period under review.
Unaudited general and administrative expenses decreased by 5.7% from RMB276.7 million (as restated) in the first six months of 2005 to RMB260.9 million for the same period in 2006, mainly as a result of the decrease in research and development expenses and staff costs.

Unaudited other operating expenses increased by 88.8% from RMB27.8 million in the first six months of 2005 to RMB52.5 million for the same period in 2006, resulting mainly from the increase in sales volume of the scrap materials.
In the first half of 2006, the Group recognized a loss on the change in fair value on the embedded conversion option of the zero coupon guaranteed convertible bonds due 2011 in the amount of RMB40.7 million in accordance with the Hong Kong Financial Reporting Standards.
Unaudited interest expense net of interest income decreased by 13.6% from RMB84.7 million in the first six months of 2005 to RMB73.2 million for the same period in 2006, resulting mainly from the decrease in financing costs in relation to the discounted bank guaranteed notes.
The Group recorded an unaudited share of operating results of jointly controlled entities and an associate (excluding an impairment loss on goodwill in a jointly controlled entity) of RMB131.9 million in the first half of 2006 as compared to the unaudited share of net losses of RMB29.8 million for the same period in 2005. This was mainly attributable to the profits contributed by BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), the Group’s 49% indirectly owned jointly controlled entity, and an associate in the first half of 2006. The Group also recognized an impairment loss on goodwill in a jointly controlled entity in the amount of RMB73.3 million in the first six months of 2006.
Unaudited net profits contributed to the Group by BMW Brilliance amounted to RMB89.0 million in the first half of 2006 as compared to the unaudited net loss of RMB56.6 million for the same period last year. The BMW joint venture achieved sales of 9,822 BMW sedans in the first six months of 2006, an increase of 35.4% as compared to 7,253 BMW sedans for the same period in 2005.
The Group recorded an unaudited loss before taxation amounting to RMB176.4 million in the first half of 2006 as compared to that of RMB535.4 million for the same period in 2005. Unaudited taxation increased by 20.9% from RMB21.1 million in the first half of 2005 to RMB25.5 million for the same period in 2006, resulting mainly from the increase in taxable income of the Group in the first half of 2006.
As a result, the Group’s unaudited loss attributable to equity holders of the Company decreased by 62.1% from RMB299.5 million in the first half of 2005 to RMB113.6 million for the same period in 2006. Unaudited basic loss per share for the six months ended 30th June, 2006 amounted to RMB0.03097 against that of RMB0.0816 for the same period in 2005. Unaudited diluted loss per share for the six months ended 30th June, 2006 and 2005 were the same as the unaudited basic loss per share for the two respective periods.
Prospects
Conditions in the Chinese automotive industry continued to be difficult and competitive in the first half of 2006. Despite this challenging environment, the Group’s operations and sales had improved compared to the corresponding period last year. During the first half of 2006, a series of new models of Zhonghua sedans and Granse minibuses were launched and were well-received by customers. In particular, the sales performance of our minibuses and Zhonghua sedans was encouraging, representing an increase of 28% and 322%, respectively, compared to the corresponding period last year.

Looking into the second half of 2006, the gradual recovery in the Chinese automotive industry is expected to gather momentum, although the operating environment continues to be challenging. The Group expects total revenues to increase in the second half of 2006 primarily due to the anticipated strong increase in sales of its Zhonghua sedans. The Group also believes that many of the marketing and repositioning strategies it has been pursuing have placed the Group in a better position to deliver satisfactory operating results and profits over the medium-term.
The Group expects that its minibus business will stabilize whilst the sedan business will continue to grow in the near future. Given these circumstances, the Group has taken and will continue to take proactive measures to (i) improve profit margins and maintain market share of the minibus business by broadening its product range and introducing new models with higher margins; (ii) turnaround the Zhonghua sedan business by continuing to increase production volume and by launching segment-specific new models at competitive prices; (iii) improve operating efficiency by implementing a regime of strict costs controls; and (iv) strengthen our relationship with strategic partners in developing new markets and products.
Liquidity and Financial Resources
As of 30th June, 2006, the Group had RMB1,281.7 million in cash and cash equivalents, RMB2,060.1 million in short-term bank deposits and RMB2,387.5 million in pledged short-term bank deposits. The Group had bank notes payable of RMB3,074.0 million and outstanding short-term bank borrowings of RMB450.0 million, but had no long-term bank borrowings outstanding as of 30th June, 2006.
On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Limited (‘‘Brilliance Finance’’), issued zero coupon guaranteed convertible bonds due 2008 (the ‘‘Convertible Bonds 2008’’) with principal amount of US$200.0 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 30th June, 2006, none of the Convertible Bonds 2008 had been converted into ordinary shares of the Company. Brilliance Finance had repurchased a certain portion of the Convertible Bonds 2008 in the principal amount of approximately US$41.7 million as at 30th June, 2006. All of the repurchased Convertible Bonds 2008 have been cancelled.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance China Finance’’), issued zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds 2011’’) with principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million at the time of issue). Up to 30th June, 2006, none of the Convertible Bonds 2011 had been converted into ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 25 to the condensed financial statements.

Debt to Equity Ratio
As of 30th June, 2006, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.72 (31st December, 2005 : 1.29). The increase of the ratio is primarily due to the issue of the Convertible Bonds 2011 in June 2006.
Use of Proceeds
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds 2008. The net proceeds of the sale of the Convertible Bonds 2008 were approximately US$194.0 million. The Group had utilized all the said proceeds for general corporate and working capital purposes in 2005.
On 7th June, 2006, Brilliance China Finance issued the Convertible Bonds 2011. The net proceeds of the sale of the Convertible Bonds 2011 were approximately US$178.8 million. As at the date of the interim report, approximately 50% of the net proceeds were applied for on-market repurchase of some of the Convertible Bonds 2008. The unused balance of the net proceeds had been placed with banks and financial institutions as interest-bearing, foreign currency denominated short-term deposits.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2006.
Employees and Remuneration Policy
The Group employed approximately 9,100 employees as at 30th June, 2006 (30th June, 2005 : approximately 9,250). Employee costs (excluding directors’ emoluments) amounted to approximately RMB157.5 million for the six months ended 30th June, 2006. The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions and that employees are rewarded on a performance-related basis and eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2006 (six months ended 30th June, 2005 : nil).

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2006, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company, had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the ‘‘SFO’’):

	Number of shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of shareholders	Position	%	Position	%	Pool	%
Huachen Automotive
Group Holdings
Company Limited
(‘‘Huachen’’)	1,446,121,500	39.42	—	—	—	—
Templeton Asset
Management Ltd.	215,388,000	5.87	—	—	—	—
Brandes Investment
Partners, L.P.	333,852,000	9.10	—	—	—	—
The Northern Trust
Company (ALA)	—	—	—	—	190,012,000	5.18
Save as disclosed herein, as at 30th June, 2006, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.
SHARE OPTIONS
On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe for ordinary shares of US$0.01 each in the share capital of the Company (the ‘‘Shares’’) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the ‘‘1999 Share Option Scheme’’). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the ‘‘New Share Option Scheme’’) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) (the ‘‘Listing Rules’’), which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002.
During the six months ended 30th June, 2006, no share options granted had been cancelled or lapsed in accordance with the terms of the 1999 Share Option Scheme. No options had been granted under the New Share Option Scheme.
Details of the share options outstanding as at 30th June, 2006 under the 1999 Share Option Scheme are set out as follows:

Category and name of participant	Number of share options

Director
Wu Xiao An (also known as Ng Siu On)	2,800,000

Total	2,800,000

During the six months ended 30th June, 2006, none of the above share options had been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options would not be meaningful.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2006, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

Number of
Shares to be
		Number of Shares held		Approximate		acquired under a
	Type of	Long	Short	shareholding	Number of share	call option
Name of director	interests	Position	Position	percentage	options granted	agreement
				%		(Note 1)
Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000	92,911,266
(Note 2)

Notes:

1.	Pursuant to the call option agreement dated 18th December, 2002 (the ‘‘Call Option Agreement’’), Huachen has granted to Mr. Wu Xiao An (also known as Mr. Ng Siu On) a call option to acquire up to 92,911,266 Shares, representing approximately 2.533% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the six months ended 30th June, 2006, the call options had not been exercised by Mr. Wu.

2.	Pursuant to the Call Option Agreement, the call options in respect of 92,911,266 Shares granted to Mr. Wu Xiao An has lapsed on 6th August, 2006.
Save as disclosed above, as at 30th June, 2006, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2006.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the “CG Code”) contained in Appendix 14 to the Listing Rules throughout the six months to 30th June, 2006, except for deviation from Code Provision A.4.1 as described below.
Deviation
Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company (the ‘‘Bye- Laws’’), the Board considers that it is not necessary to appoint the non-executive directors for a specific term. Pursuant to Bye-Law 99, at every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the Bye-Laws. All directors, including those appointed for a fixed term, are subject to retirement by rotation.
Major updates
There have been no material changes to the information disclosed in the Company’s 2005 annual report in respect of our corporate governance practices. Major updates since the 2005 annual report are summarized as follows.

—	Retirement of directors

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Pursuant to the Bye-Law 102(B), a director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting. On 6th January, 2006, Mr. Qi Yumin was appointed as an executive director of the Company to fill the vacancy created by the resignation of Mr. Lin

Xiaogang. In accordance with the Bye-Law 102(B), Mr. Qi Yumin held office until the next following general meeting, i.e. the special general meeting of the Company held on 10th February, 2006, and was re-elected as a director of the Company at the same meeting.

Bye-Law 102(B) also states that a director appointed by the Board as an addition to the Board shall hold office until the next following annual general meeting. Accordingly, Mr. He Guohua and Mr. Wang Shiping, both of whom were appointed by the Board as additional directors in September 2005, held office until the next annual general meeting of the Company held on 23rd June, 2006 and were re-elected as directors of the Company at the same meeting.

Code Provision A.4.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. To comply with this Code Provision and in accordance with Bye-Law 99, Mr. Wu Xiao An (also known as Mr. Ng Siu On) and Mr. Wu Yong Cun retired by rotation at the annual general meeting of the Company held on 23rd June, 2006. Due to personal reasons, Mr. Wu Yong Cun did not offer himself for re- election.

—	Remuneration Committee

The Remuneration Committee was established on 17th June, 2005 with the Terms of Reference adopted with reference to the CG Code. In accordance with its Terms of Reference, the Remuneration Committee has the delegated responsibility to, among other things, determine the specific remuneration packages of all executive directors and senior management, and make recommendations to the Board on the remuneration of non-executive directors. Pursuant to the “Policy and Guidelines of The Remuneration Committee’’ as adopted by the Board on 3rd March, 2006, the Remuneration Committee should review the salaries, terms, conditions and benefits of employment of executive directors and senior management of the Company on an annual basis or as frequently as needed at the request of the Board from time to time or at the initiative of the Remuneration Committee.

At a meeting held on 23rd June, 2006, the Remuneration Committee has, among other things, reviewed and approved the annual director fees of the directors (including the three independent non-executive directors) of the Company and the remuneration package of the senior management of the Company. At the meeting, members of the Remuneration Committee have conducted a review on the ‘‘Policy and Guidelines of The Remuneration Committee’’. They have also reviewed the director services agreements or employment contract for senior technician/

management previously entered into between three executive directors and the Company. During the process of consideration, no individual director will be involved in decisions relating to his own remuneration.

—	Internal Control

As a foreign private issuer (as defined in the U.S. Securities Act of 1933, as amended), the Company has to comply with the U.S. Sarbanes-Oxley Act of 2002. Starting with the financial year ending on 31st December, 2006, under Section 404 of the Sarbanes-Oxley Act, management is required, among other things, to prepare a report annually on the Company’s system of internal control over financial reporting and provide its opinion as to whether or not such controls are effective. On 9th August, 2006, the Securities and Exchange Commission of the United States of America (‘‘SEC’’) has issued a release proposing to grant smaller public companies certain relief from compliance with Section 404 of the Sarbanes-Oxley Act. Subject to meeting certain criteria, the Company is eligible for the relief where management of the Company will only be required to provide a report assessing the effectiveness of the Company’s internal control over financial reporting for the financial year ending 31st December, 2006 and does not need to file the external auditors’ attestation report on internal control over financial reporting until the financial year ending 31st December, 2007. The aforesaid relief will be effective upon formal announcement by the SEC.

As mentioned on page 35 of the annual report of the year ended 31st December, 2005, the Company has established an internal audit department and adopted an Internal Audit Charter for the internal audit department. The internal audit department has adopted the framework of internal controls proposed by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The internal audit department has identified nine major operating subsidiaries/functions of the Company and the following areas for review: sales and turnover, purchases and inventory management, management of fixed assets, financial management, expenses, human resources management, information technology system and entity-wide control framework. Up to 30th June, 2006, the internal audit department has preliminarily completed the documentation of the internal controls of the subsidiaries/functions and identified key risks along with controls required to mitigate those risks. The internal audit department is currently in the process of trial testing the mitigating controls and corrective measures implemented to improve control weakness.

It is expected that more information relating to the internal controls of the Company in accordance with the requirements of the Listing Rules will be included in the annual report of the Company for the year ending 31st December, 2006. In the annual report, the directors should report to shareholders that they have conducted a review of the effectiveness of the internal control of the Company, covering all material controls, including financial, operational and compliance controls and risk management functions.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim financial statements for the six months ended 30th June, 2006. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
INDEPENDENT NON-EXECUTIVE DIRECTORS
The Company has complied with Rules 3.10(1) and 3.10(2) of the Listing Rules relating to appointment of a sufficient number of independent non-executive directors and at least an independent non-executive director with appropriate professional qualifications, or accounting or related financial management expertise. At present, the Board comprises three independent non-executive directors including one with appropriate accounting expertise.
COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the ‘‘Model Code’’). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2006 and they all confirmed that they have fully complied with the required standards set out in the Model Code.

By Order of the Board
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 22nd September, 2006